July 22, 2025

Zou Junming Terence
Chief Executive Officer and Chairman
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

       Re: Ryde Group Ltd
           Registration Statement on Form F-3
           Filed July 9, 2025
           File No. 333-288587
Dear Zou Junming Terence:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 9, 2025
Risk Factors
Risks Relating to Our Securities
We may not maintain the listing of our Class A Ordinary Shares on they NYSE American..., page 28

1. We note that you announced by press release that on May 21, 2025, you received notice from the NYSE American LLC that you were not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American
       Company Guide. Please update this risk factor to disclose the receipt of this notice and the status of your compliance with such notice.
 July 22, 2025
Page 2
Exhibits

2.     Please update your auditor's consent filed as Exhibit 23.1 to reference
the Company   s
       2024 annual report on Form 20-F. In this regard, we note that the consent should reference the Form 20-F for the year ended December 31, 2024, as opposed to the year ended December 31, 2023.
3. We note your filing fee table indicates that the securities you are seeking to register include Preferred Shares. Please revise your registration statement to include the
       Preferred Shares or remove the reference from your filing fee table. General

4. We note your references to a "placement agent" on the cover page and risk factor on page 35. Please revise your cover page and Plan of Distribution sections to identify the placement agent and disclose the fee structure and file the placement agency agreement as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Meng Ding